Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2	Date of Material Change

June 12, 2025

Item 3	News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Cision PR Newswire on June 12, 2025 and a copy was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On June 12, 2025, the Company closed the second and final tranche of its “bought deal” public offering of (i) 24,610,000 charity flow-through common shares of the Company (the “Charity Flow-Through Common Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of C$2.29 per Charity Flow-Through Common Share (the “Charity Flow-Through Offering Price”), including the exercise, in full, of the Underwriters’ (as defined below) over-allotment option (the “Over-Allotment Option”) of 3,210,000 Charity Flow-Through Common Shares, and (ii) 4,370,000 common shares (the “Common Shares”) at a price of C$1.63 per Common Share (the “Common Share Offering Price”), for aggregate gross proceeds of C$63,480,000 (the “Offering”).

The second tranche of the Offering consisted of 9,345,000 Charity Flow-Through Common Shares, including the exercise in full of the Over-Allotment Option, for gross proceeds of C$21,400,050 (the “Tranche 2”).

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On May 27, 2025, the Company entered into an agreement with BMO Capital Markets and SCP Resource Finance LP, on behalf of themselves and a syndicate of Underwriters, led by BMO Capital Markets and SCP Resource Finance LP, under which the Underwriters agreed to buy, on a bought deal basis, 21,400,000 Charity Flow-Through Common Shares at the Charity Flow-Through Offering Price for aggregate gross proceeds of approximately C$49 million.

On May 28, 2025, the Company increased the size of the bought deal financing via the addition of 4,370,000 Common Shares at the Common Share Offering Price for gross proceeds of approximately C$7 million. The Charity Flow-Through Common Shares at the Charity Flow-Through Offering Price remained unchanged, and together with the Common Shares tranche, comprise the Offering.

The Company granted the Underwriters the Over-Allotment Option, exercisable at the Charity Flow-Through Offering Price up to 30 days following closing of Tranche 1 (as defined below), to purchase up to an additional 15% of the Charity Flow-Through Common Shares issued in connection with the Offering. Each Charity Flow-Through Common Share will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada).

On June 3, 2025, the Company closed the first tranche of the Offering of (i) 15,265,000 Charity Flow-Through Common Shares at the Charity Flow-Through Offering Price and (ii) 4,370,000 Common Shares at the Common Share Offering Price for aggregate gross proceeds of C$42,079,950 (the “Tranche 1”).

On June 12, 2025, the Company announced that it had closed Tranche 2 of the Offering. The Offering was completed pursuant to an underwriting agreement dated May 29, 2025, entered into among the Company and a syndicate of underwriters led by BMO Capital Markets and SCP Resource Finance LP and including Paradigm Capital Inc., Canaccord Genuity Corp., Haywood Securities Inc., Stifel Nicolaus Canada Inc., Roth Canada, Inc., A.G.P. Canada Investments ULC and ATB Securities Inc. (collectively, the “Underwriters”).

Mr. Eric Sprott participated in Tranche 2 to maintain his approximate 19% shareholdings.

The Charity Flow-Through Common Shares were offered by way of a prospectus supplement in each of the Provinces and Territories of Canada (other than the Province of Quebec and Nunavut) and were also offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States.

Certain associated entities of Paul Huet, chairman and director of the Company, participated in Tranche 2 by purchasing 46,012 Common Shares, and, due to his shareholdings, Mr. Sprott is considered a “related party” of the Company. Accordingly, their participation in the Offering constitutes “a related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report 21 days prior to closing Tranche 2, which the Company deemed reasonable and necessary in the circumstances to complete Tranche 2 of the Offering in a timely manner. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Keith Boyle, Chief Executive Officer of the Company, at +1 (416) 910-4653 or info@newfoundgold.ca.

Item 9	Date of Report

June 13, 2025